787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

VIA EDGAR

July 8, 2015

Ms. Sally Samuel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SunAmerica Series Trust (the “Trust”)
Preliminary Proxy Statement for Davis Venture Value Portfolio (the “Portfolio”)
Investment Co. Act File No. 811-07238

Dear Ms. Samuel:

The Trust filed a preliminary proxy statement (“Preliminary Proxy Statement”) for the Portfolio pursuant to Rule 20a-1 under the Investment Company Act of 1940 (the “1940 Act”) and Rule 14a-6 under the Securities Exchange Act of 1934 (the “Exchange Act”) on June 24, 2015 with respect to a special meeting of shareholders of the Portfolio that is being held to approve a new Subadvisory Agreement between SunAmerica Asset Management, LLC (“SAAMCo”), the Portfolio’s investment adviser, and Brandywine Global Investment Management, LLC (“Brandywine”), the proposed subadviser to the Portfolio. This letter responds to the comments you provided to the undersigned regarding the Preliminary Proxy Statement via telephone conference on July 1, 2015.

For your convenience, the substance of your comments has been restated below. The Trust’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Preliminary Proxy Statement. The Trust’s responses to the comments are reflected in the Definitive Proxy Statement filed under the 1940 Act and the Exchange Act, which is being filed on July 8, 2015 pursuant to Rule 14a-6 under the Exchange Act.

Comment No. 1:        Please confirm that the changes to the Portfolio’s name and investment strategies do not require shareholder approval.

Response:        The Trust confirms that the changes described in the Preliminary Proxy Statement to the Portfolio’s name and investment strategies do not require shareholder approval.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 2:        On page 1 of the Preliminary Proxy Statement under the caption “Overview of the Proposal—Questions and Answers—Why am I being asked to approve the New Subadvisory Agreement?” and on page 14 of the Preliminary Proxy Statement under the caption “Proposal: To Approve a New Subadvisory Agreement between SAAMCo and Brandywine with Respect to the Portfolio—Applicability of SAAMCo’s Exemptive Order,” please clarify why the Trust is not relying on its current manager-of-managers exemptive order to retain the new subadviser without shareholder approval and why the Trust believes that it can rely on the manager-of-managers exemptive order after the new subadviser’s name is added to the Portfolio’s name. In addition, please explain supplementally the Trust’s basis for including Legg Mason’s name in the new name of the Portfolio when Legg Mason is not the subadviser but its affiliate, Brandywine, is.

Response:        The disclosure has been revised as requested. As noted in the revised disclosure, the Trust’s Exemptive Order does not require shareholder approval of a new subadviser if a portfolio is identified by name with its current subadviser; indeed, the Trust notes that the Trust’s Exemptive Order is silent on whether a subadviser’s name may be part of a portfolio’s name. The Trust further notes that more recent Exemptive Orders granted by the SEC permit a portfolio’s name to contain the name of its subadviser so long as the name of the portfolio’s primary adviser, or a trademark or trade name that is owned by or publicly used to identify that adviser, precedes the name of the subadviser, and that shareholder approval to retain a new subadviser for a portfolio is not required in those circumstances. Accordingly, if shareholders approve the new Subadvisory Agreement and the Portfolio’s name changes to “SA Legg Mason BW Large Cap Value Portfolio,” the Trust intends to rely on the Exemptive Order with respect to any future changes in the Portfolio’s subadviser, so that shareholder approval will not be required to retain a new subadviser.

In addition, the Trust advises supplementally that the name “Legg Mason BW” is being used for the Portfolio in order to closely identify the Portfolio with the Legg Mason BW Diversified Large Cap Value Fund, another mutual fund subadvised by Brandywine that has investment policies and strategies substantially similar to those to be followed by the Portfolio if the new Subadvisory Agreement is approved by shareholders. The Trust further notes that as disclosed in the Preliminary Proxy Statement, Brandywine is a wholly-owned subsidiary of Legg Mason, Inc.

Comment No. 3:        On page 2 of the Preliminary Proxy Statement, under the caption “Overview of the Proposal—Questions and Answers—What are the features of the New Subadvisory Agreement?,” it is not clear why the management fee waiver is discussed in this section.

Response:        The disclosure has been deleted.

Comment No. 4:        On page 1 of the Preliminary Proxy Statement, please explain the circumstances under which an insurance company has the right to disregard voting instructions or, if those circumstances do not exist as indicated in the disclosure, delete the disclosure.

Response:        Since those circumstances do not exist with respect to the proposal, the disclosure has been deleted.

Comment No. 5:        On page 3 of the Preliminary Proxy Statement, under the caption “Voting by the Insurance Companies,” please clarify how the funds of funds’ votes factor in to the approval of the Proposal.

Response:        The Trust respectfully submits that no changes to the disclosure are necessary. As noted in the Preliminary Proxy Statement, the funds of funds do not pass through their proxy voting rights with respect to their underlying portfolios to the contract holders that own their shares but, instead, vote their shares of the Portfolio according to their own proxy voting policies. In addition, the Preliminary Proxy Statement notes that the vote of the funds of funds could control whether or not the Proposal is approved.

Comment No. 6:        Please explain why variable contract owners may not revoke their votes on the day of the meeting.

Response:        The disclosure has been revised to make clear that variable contract owners may revoke their voting instructions on the day of the meeting by attending the meeting in person and submitting a properly executed later-dated Voting Instruction Card. The Trust respectfully submits that it is operationally impossible to process a revocation submitted by internet, telephone or mail on the date of the meeting.

Comment No. 7:        In the section of the Preliminary Proxy Statement under the caption “Proposal: To Approve a New Subadvisory Agreement between SAAMCo and Brandywine with Respect to the Portfolio,” since the new Subadvisory Agreement establishes a new fee, Item 22(a)(3)(iv) of Schedule 14A under the Exchange Act requires a table showing the current and pro forma fees with the required examples, unless the current and proposed fee information would be the same.

Response:        The Trust respectfully submits that such a table is not required by Item 22(a)(3)(iv) of Schedule 14A. The item requires a table of current and pro forma fees “[i]f the action to be taken would, directly or indirectly, establish a new fee or expense or increase any existing fee or expense to be paid by the Fund or its shareholders.” The subadvisory fee is paid by SAAMCo to the subadviser out of the fee SAAMCo receives from the Portfolio, not by the Portfolio directly. Since no new fee or expense to be paid by the Portfolio or its shareholders is being established, nor is any existing fee or expense to be paid by the Portfolio or its shareholders being increased, under the new Subadvisory Agreement, no additional disclosure is required.

Comment No. 8:        Please confirm that all the information required by Item 22 about the new subadviser is included.

Response:        The Trust confirms that all the information required by Item 22 about the new subadviser is included.

Comment No. 9:        On page 8 of the Preliminary Proxy Statement, under the caption “Proposal: To Approve a New Subadvisory Agreement between SAAMCo and Brandywine with Respect to the Portfolio—Differences Between the Current Subadvisory Agreement and the New Subadvisory Agreement,” please show the differences in subadvisory fees in a tabular format.

Response:        The disclosure has been revised as requested.

Comment No. 10:        Under the caption “Proposal: To Approve a New Subadvisory Agreement between SAAMCo and Brandywine with Respect to the Portfolio—Factors Considered by the Board of Trustees,” please be more specific about what factors the board actually considered and how each factored into their decision to approve the contract.

Response:        The Trust respectfully submits that no additional disclosure is required. The disclosure describes the factors considered by the Board in determining to approve the new Subadvisory Agreement.

Comment No. 11:        Provide Tandy representations.

Response:        The Trust has authorized me to represent to you that, in connection with the Commission Staff’s review of the Preliminary Proxy Statement, the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Commission Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Trust may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (212) 728-8558.

Very truly yours,

/s/ Dianne E. O’Donnell

Dianne E. O’Donnell

cc:	Kathleen Fuentes, Esq.
Nori Gabert, Esq.
Thomas Peeney, Esq.
Louis Ducote, Esq.
Elliot Gluck, Esq.
Laura Gavenman, Esq.